May 6, 2019

W. Kip Speyer
Chief Executive Officer
Bright Mountain Media, Inc.
6400 Congress Avenue, Suite 2050
Boca Raton, FL 33487

       Re: Bright Mountain Media, Inc.
           Registration Statement of Form S-1
           Filed April 25, 2019
           File No. 333-231033

Dear Mr. Speyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Barnard Nolan, Attorney-Adviser, at (202) 551-6515 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Charles B. Pearlman, Esq.